FORM RW

July 3rd  2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: UCT Immensity FUND

Application for Withdrawal on Form RW
for Registration Statement on Form N-8A
(Company Film No. 191012211)

Dear Securities and Exchange Commission,

Pursuant to the Securities Act of 1933, as amended, UCT Immensity FUND respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the UCT Immensity FUND registration statement on Form N-8A (Registration File No.811-23462), filed on the EDGAR system on date 2019-08-09. Instead UCT Immensity FUND will correctly file on-going Form D.

UCT Immensity FUND mistakenly and erroneously filled Form N-8A within the EDGAR System not knowing that the correct form for on-going filing was Form D. This is because UCT Immensity FUND does NOT meet minimum criteria of having over 100 investors, nor $1,000,000 in assets. Instead we had only about 3 internal accounts, and less than $100,000 of assets and UCT Immensity FUND never issued a security to the public. Therefore UCT Immensity FUND is and has always been exempt under the Securities Act of 1933.

UCT Immensity FUND was small and not functional before the pandemic, and then destabilized and stopped all activity during the Pandemic. We are now finally cleaning up and correctly organizing the files and compliance with the SEC now that all taxes and filings have been updated with the IRS. Our hope is to one day launch again and build up UCT Immensity FUND, but as of now we are still not active and have no intention of issuing any public securities.

UCT Immensity FUND is a non-stock corporation and confirms that no securities have been sold or will be sold pursuant to the N-8A
Registration nor the Form D exemption at this time. Furthermore, the Registration was not declared effective by the Commission.

It is the understanding of UCT Immensity FUND that this application for withdrawal of the Registration Form N-8A will be deemed granted at the time the application is filed with the Commission on EDGAR unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted. UCT Immensity FUND has already sent Form D as our official status as an exempt.

If you have any questions regarding the foregoing, please contact
Blas Jacob Cabrera directly at (302) 212-4031.


Sincerely,

/s/ Blas Jacob Cabrera /s/


UCT Immensity FUND
2093 Philadelphia Pike # 1426
Claymont, DE 19703